UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G
Under the Securities Exchange Act of 1934
(Amendment No. 10)*
Steelcase Inc.

(Name of Issuer)
Class A Common Stock

(Title of Class of Securities)
858155203

(CUSIP Number)
December 31, 2008

(Date of Event Which Requires Filing of this Statement)
Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☑      Rule 13d-1(b)
☐      Rule 13d-1(c)
☐      Rule 13d-1(d)
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	858155203	13G	Page	2	of	7 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Fifth Third Bancorp 31-0854434

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	Ohio

	5	SOLE VOTING POWER

NUMBER OF		10,034,466

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		11,371,991

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		9,390,813

WITH	8	SHARED DISPOSITIVE POWER

		22,915,075

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	36,447,418

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	33.19%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	HC

CUSIP No.	858155203	13G	Page	3	of	7 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Fifth Third Bank — a Michigan Banking Corporation 31-0892650

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	Michigan

	5	SOLE VOTING POWER

NUMBER OF		10,034,466

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		11,371,991

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		9,390,813

WITH	8	SHARED DISPOSITIVE POWER

		22,915,075

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	36,447,418

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	33.19%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	BK

CUSIP No.	858155203	13G	Page	4	of	7 Pages
Item 1.

(a)	Name of Issuer:
Steelcase Inc.

(b)	Address of Issuer’s Principal Executive Offices:
901 44th Street SE
Grand Rapids, Michigan 49508
Item 2.

(a)	Name of Person Filing:

(1) Fifth Third Bancorp
(2) Fifth Third Bank — a Michigan Banking Corporation

(b)	Address of Principal Business Office, or if None, Residence:

(1) Fifth Third Center, Cincinnati, Ohio 45263
(2) 111 Lyon Street NW, Grand Rapids, Michigan 49503

(c)	Citizenship:

(1) Ohio
(2) Michigan

(d)	Title of Class of Securities:

Class A Common Stock

(e)	CUSIP Number:
858155203

CUSIP No.	858155203	13G	Page	5	of	7 Pages

Item 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o);

(b)	☐	Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g)	☑	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3); or

(j)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).
Item 4. Ownership.

a. Amount beneficially owned:	36,447,418

b. Percent of class	33.19%

c. Number of shares as to which such person has:

i. Sole power to vote or to direct the vote:	10,034,466

ii. Shared power to vote or to direct the vote:	11,246,991

iii. Sole power to dispose or to direct the disposition of:	9,390,813

iv. Shared power to dispose or to direct the disposition of:	22,915,075
Item 5. Ownership of Five Percent or Less of a Class.
     If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: ☐

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

The securities covered by this Schedule are held in trust, agency or custodial capacities by Fifth Third Bank. These trust, agency or custodial accounts receive the dividends from, or the proceeds from the sale of, such securities.

CUSIP No.	858155203	13G	Page	6	of	7 Pages

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Fifth Third Bancorp, as parent holding company of the subsidiaries listed, has filed this schedule. The subsidiaries are filing in accordance with Rule 13d-1(b)(1)(ii)(G)

Subsidiary	Item 3 Classification
Fifth Third Bank — a Michigan Banking Corporation	Bank

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certifications.

Not applicable.

CUSIP No.	858155203	13G	Page	7	of	7 Pages
SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 17, 2009	FIFTH THIRD BANCORP
	By:	/s/ Charles Drucker
Charles Drucker
		Title:	Executive Vice President

FIFTH THIRD BANK (Michigan)
	By:	/s/ Charles Drucker
Charles Drucker
		Title:	Executive Vice President